EXHIBIT 1

AstroPower, Inc. Announces Nasdaq Delisting

NEWARK, DE – July 24, 2003 – AstroPower, Inc. (NASDAQ: APWRE), announced today that it has received notice from a Nasdaq Listing Qualifications Panel indicating that the company’s common stock will be delisted from the Nasdaq National Market effective with the open of business on Friday, July 25, 2003.

This decision arises as a result of AstroPower’s previously announced failure to timely file its Annual Report on Form 10-K for the December 31, 2002 fiscal year and its Quarterly Report on Form 10-Q for the first quarter of 2003 because of its ongoing review of revenue recognition matters. The Listing Qualifications Panel denied AstroPower any further extension of time to make these filings.

AstroPower intends to appeal the Panel’s decision to the Nasdaq Listing and Hearing Review Council, but this appeal will not stay the delisting and AstroPower cannot predict whether or not the Listing Council will modify or reverse the Panel’s decision.

Following delisting, AstroPower’s common stock will not be eligible to trade on the OTC Bulletin Board until the company becomes current in all of its periodic reporting requirements under the Exchange Act of 1934, and a market maker thereafter makes an application to register in and quote the company’s common stock in accordance with applicable SEC requirements.

AstroPower continues to make every effort to file its reports on Form 10-K and Form 10-Q as soon as possible, but there can be no assurance that the filing of those reports will result in the relisting of the common stock on the Nasdaq National Market or the common stock to becoming eligible to trade on the OTC Bulletin Board. The delisting of AstroPower’s common stock may have a material adverse effect on its business and operations, and is expected to have a material adverse effect on the company’s stock price and trading volume.

About AstroPower

Headquartered in Newark, Delaware, AstroPower manufactures solar electric power products, and is a leading provider of solar electric power systems for the mainstream residential market. AstroPower develops, manufactures, markets and sells a range of solar electric power generation products, including solar cells, modules and panels, as well as its SunChoice™ pre-packaged systems for the global marketplace. Solar electric power systems provide a clean, renewable source of electricity in both off-grid and on-grid applications. For more information, please visit www.astropower.com.

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This press release contains forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, as described in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. As a result, there can be no assurance that the Company’s future results will not be materially different from those projected. The projections contained herein speak only of the Company’s expectations as of the date of this press release. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

Contact Information:

Jennifer Crouse

Investor Relations

AstroPower, Inc.

(302) 366-0400, Ext. 4910